Exhibit 12.1

	For the nine months ended September 30, 2014	For the year ended December 31,
		2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)(2)(3)(4)	—	4.8	—	—	—	—

	For the nine months ended September 30, 2014	For the year ended December 31,
		2013	2012	2011	2010	2009
	(amounts in thousands)
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees(3)	$(16,315)	$51,862	$(42,058)	$(33,774)	$(11,763)	$(4,230)
Add: fixed charges	11,165	13,664	3,122	14,600	52,620	52,094
Add: amortization of capitalized interest	—	—	—	—	—	—
Add: distributed income of equity investees	—	—	—	—	—	—
Add: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract: capitalized interest	—	—	—	—	—	—
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	$(5,150)	$65,526	$(38,936)	$(19,174)	$40,857	$47,864

Fixed Charge Data:
Interest expense and capitalized	11,165	13,657	1,255	8,524	28,155	33,755
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	7	1,867	6,076	24,465	18,339
Estimate of the interest within rental expense	—	—	—	—	—	—

Total fixed charges	$11,165	$13,664	$3,122	$14,600	$52,620	$52,094

Ratio of earnings to fixed charges(1)(2)(3)(4)	—	4.8	—	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense. The term “earnings” is the amount resulting from adding the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; then subtracting from the total added items, the following: (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.
(2)	In the nine months ended September 30, 2014 and in the years ended December 31, 2012, 2011, 2010 and 2009, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $16.3 million, $42.1 million, $33.8 million, $11.8 million and $4.2 million, respectively.
(3)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period. Please refer to our annual report on Form 10-K for the year ended December 31, 2013 and any subsequently filed quarterly reports on Form 10-Q for additional information.
(4)	The fixed charges used for purposes of calculating the ratio of earnings to fixed charges excludes change in fair value of note payable and loss on extinguishment of debt. In 2013, the change in fair value on note payable was ($9.4 million) and the loss on extinguishment of debt was $4.0 million.